Exhibit 99.1
Ace Aviation Holdings Inc.

News Release

ACE AVIATION HOLDINGS INC. ANNOUNCES SENIOR MANAGEMENT APPOINTMENTS

MONTRÉAL, August 15, 2005 - Robert Milton, Chairman, President and CEO of ACE Aviation Holdings Inc. (ACE) today announced the following key executive appointments that support the Corporation’s strategic business objectives.

Brian Dunne, formerly Chief Financial Officer at Aer Lingus, the national carrier of Ireland, joins ACE as Executive Vice President and Chief Financial Officer. Reporting directly to the CEO of ACE, he will have executive responsibility for the overall financial strategic direction, control and financial monitoring of ACE and its operating companies and will also have responsibility for both the treasury and controller's operations. After having joined the Irish carrier as CFO in 2001, Mr. Dunne played a key role in transforming Aer Lingus into a profitable low fare carrier. He led the carrier’s successful cost reduction program and European fleet transformation as well as other initiatives which were instrumental in the carrier’s turnaround. Prior to joining Aer Lingus, Mr. Dunne worked for Arthur Andersen where he was a Partner in the business consulting practice with clients in the transportation, energy and communications sectors. Mr. Dunne is a Fellow of the Institute of Chartered Accountants in Ireland and holds a Bachelor of Commerce degree from University College Dublin. His appointment is effective September 6, 2005.

Rob Peterson, formerly Executive Vice President and Chief Financial Officer of ACE, will assume the position of Executive Vice President, Finance and Chief Financial Officer at Aeroplan LP.

“Rob Peterson’s significant contribution to Air Canada over the years has included the responsibility for Aeroplan’s finances for more than a decade. His extensive knowledge of Aeroplan’s business, together with his strong working relationship with its executive team led by Rupert Duchesne, will be invaluable as Aeroplan evolves its business plan as a newly public company,” said Mr. Milton.

Greg Cote, formerly Senior Vice President and Partner, Ernst &Young Corporate Finance, joins ACE as Senior Vice President, Corporate Finance and Strategy. Reporting to the Chief Financial Officer of ACE, he will have executive responsibility for developing and implementing financial strategies that create additional value for ACE and its operating companies. He most recently acted as advisor to ACE on plans and strategies leading to its successful completion of an equity raise of approximately $792 million as well as the initial public offering of the Aeroplan Income Fund. He has been a Partner at Ernst &Young since 1997 with a practice focusing on corporate finance, mergers and acquisitions, and corporate reorganization. Prior to joining Ernst &Young Corporate Finance, Mr. Cote was a Senior Manager at Clarkson Gordon. A qualified Chartered Accountant, Mr. Cote holds a Bachelor of Commerce degree from McMaster University. His appointment is effective September 1, 2005.

Mr. Milton said, “I am pleased to welcome onboard two highly talented individuals to key financial positions at ACE as we implement our plan to grow our business units into stand alone companies. Moreover, I am delighted that Aeroplan will benefit from Rob’s broad industry knowledge and experience as this important unit of ACE implements its business strategy as a publicly held company. The unique expertise and background of all three individuals will further strengthen the ACE management team and build on our strategic focus as we continue to work to realize the inherent value of ACE.”

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This discussion contains certain forward-looking statements, which involve a number of risks and uncertainties. As a result of many factors including acts or potential acts of terrorism, international conflicts, government regulations and government mandated restrictions on operations and pricing, fuel prices, industry restructuring, labour negotiations, the economic environment in general including foreign exchange and interest rates, the airline competitive and pricing environment, industry capacity decisions and new entrants as well as external events, actual results could differ from expected results and the differences could be material.

Contacts:	Isabelle Arthur (Montréal)	(514) 422-5788
	Laura Cooke (Toronto)	(416) 263-5576
	Angela Mah (Vancouver)	(604) 270-5741

Internet:	aircanada.com